UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS  PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]            Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

Or

[  ]            Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________________ to ____________________

Commission file number 001-33810

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERICAN PUBLIC UNIVERSITY SYSTEM
RETIREMENT PLAN

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

American Public Education, Inc.
111 West Congress Street
Charles Town, West Virginia 25414

AMERICAN PUBLIC EDUCATION, INC.
AMERICAN PUBLIC UNIVERSITY SYSTEM
RETIREMENT PLAN
CHARLES TOWN, WEST VIRGINIA

FINANCIAL STATEMENTS
December 31, 2010 and 2009

CONTENTS

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available For Benefits	2
Statement of Changes In Net Assets Available For Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule of Assets (Held at End of Year)	11

Signatures

Exhibits

Exhibit 23.1 – Consent of McGladrey & Pullen, LLP, Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Trustees, Plan Administrator, and Participants
American Public University System Retirement Plan
Charles Town, West Virginia

We have audited the accompanying statements of net assets available for benefits of American Public University System Retirement Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baltimore, Maryland
June 29, 2011

American Public University System Retirement Plan

Statements Of Net Assets Available For Benefits
December 31, 2010 And 2009

	2010	2009
Assets
Investments at fair value	$17,090,225	$10,763,701

Receivables:
Employer contributions	48,077	40,316
	48,077	40,316
Total assets	17,138,302	10,804,017

Liabilities	-	-
Net assets available for benefits	$17,138,302	$10,804,017

See Notes To Financial Statements.

American Public University System Retirement Plan

Statement Of Changes In Net Assets Available For Benefits
Year Ended December 31, 2010

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,734,757
Interest and dividends	266,336
2,001,093

Contributions:
Employee	3,206,438
Employer	1,510,615
Rollovers	245,216
Total contributions	4,962,269
Total additions	6,963,362

Deductions from net assets attributed to:
Benefits paid to participants	627,114
Administrative expenses	1,963
Total deductions	629,077

Net increase	6,334,285

Net assets available for benefits:
Beginning	10,804,017
Ending	$17,138,302

See Notes To Financial Statements.

American Public University System Retirement Plan
Notes to Financial Statements

Note 1.                 Plan Description and Summary of Significant Accounting Policies

The following description of the American Public University System Retirement Plan (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:

The Plan, a 401(k) profit sharing plan sponsored by the American Public University System Inc. (the Company), a subsidiary of American Public Education, Inc. (APEI) covers all employees of the Company except for employees covered by a collective bargaining agreement, non-resident aliens who do not receive income from the Company that constitutes United States income and residents of Puerto Rico.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:

Each year, participants may contribute a specified amount or percentage of compensation, up to 60% of their gross annual earnings not to exceed ERISA and Internal Revenue Service (IRS) limits. Participants who have attained the age of 50 before the end of the plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified plans (rollovers).Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers various mutual funds and APEI common stock as investment options for participants. The Company makes a safe harbor non-elective contribution of 100% of the first 3% of the participant’s eligible compensation deferred into the Plan and 50% of the next 2% of the participant’s eligible compensation deferred into the Plan.  Additional amounts may be contributed at the discretion of the Company.  Contributions are subject to certain limitations.

Participant accounts:

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution and (b) Plan earnings/losses and charged with administrative expenses, if applicable.   Allocations are based on participant’s earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:

Participants are immediately vested in their voluntary contributions, the safe harbor non-elective contributions and any non-elective Company contribution to the Plan, plus actual earnings thereon.

Distributions:

On termination of service a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments.  If the total benefit is $1,000 or less and the participant does not make an election, the entire amount may be paid in a lump-sum distribution at the discretion of the Plan Administrator.  In addition, participants may make withdrawals from their account upon attainment of age 59 1/2. Participants may also make withdrawals from their vested balance for reasons of financial hardship under specific guidelines set forth in the Plan.

Forfeited accounts:

At December 31, 2010 and 2009, the Plan had forfeiture balances of $2,175 and $1,932, respectively.  This account can be used to reduce future employer contributions.  No forfeitures were used during the year ended December 31, 2010.

American Public University System Retirement Plan
Notes to Financial Statements

Note 1. Plan Description and Summary of Significant Accounting Policies (Continued)

Administrative expenses:

The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor as provided by the Plan document.  The Plan paid administrative expenses of $1,963 during the year ended December 31, 2010.

A summary of the Plan’s significant accounting policies follows:

Basis of accounting:

The accompanying financial statements are prepared under the accrual method of accounting.

Use of estimates:

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment valuation and income recognition:

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 2 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought, sold and held during the year.

Payment of benefits:

Benefits and payments to participants are recorded when paid.

Recent accounting pronouncements:

In January 2010, the Financial Accounting Standards Board (FASB) issued ASU 2010-06, “Fair Value Measurements and Disclosures-Improving Disclosures About Fair Value Measurements,” which requires new disclosures and reasons for transfers of financial assets and liabilities between Levels 1 and 2.  This guidance also clarifies that fair value measurement disclosures are required for each class of financial assets and liabilities, and those disclosures should include a discussion of inputs and valuation techniques.  It further clarifies that the reconciliation of Level 3 measurements should separately present purchases, sales, issuances and settlements instead of netting these changes.  With respect to matters other than Level 3 measurements, the guidance is effective for periods beginning on or after December 15, 2009.  This guidance had been adopted effective January 1, 2010 but has no impact on the Plan’s financial reporting or disclosures. The guidance related to Level 3 measurements is effective for periods beginning on or after December 15, 2010.

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This update changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This update is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited, and requires prospective application. The Plan is currently evaluating the impact this update will have on the Plan’s net assets available for benefits or changes in net assets available for benefits.

American Public University System Retirement Plan
Notes to Financial Statements

Note 1. Plan Description and Summary of Significant Accounting Policies (Continued)

Subsequent Events:

The Plan has evaluated subsequent events through the date the financial statements were issued.

Note 2. Investments

The following is a summary of the investment information as of December 31, 2010 and 2009.  Single investments representing more than 5% of the Plan's net assets are separately identified:

Note 2. Investments

	2010	2009
Mutual Funds
FID Diversified International	902,960	800,368
FID Contrafund	975,046	399,920	*
FID Growth Company	1,140,591	352,873	*
FID Mid Cap Stock	1,003,667	421,122	*
FID Freedom 2020	915,072	529,824	*
FID Freedom 2040	864,312	457,918	*
Fidelity Retirement Money Market	915,884	737,876
Other investments	10,372,692	7,063,801
	$17,090,225	$10,763,701

* Amount was less than 5% of Plan assets in the year indicated.

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $ 1,734,757 as follows:

Mutual funds	$1,725,648
APEI Common stock	9,109
$1,734,757

The Fair Value Measurements and Disclosures Topic of the FASB ASC establishes the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1.      Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities that the Plan has the ability to access at the measurement date.

American Public University System Retirement Plan
Notes to Financial Statements

Note 2.                 Investments (Continued)

Level 2.                  Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets

●	Quoted prices for identical or similar assets or liabilities in inactive markets

●	Inputs other than quoted prices that are observable for the asset or liability

●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.  A significant adjustment to a Level 2 input could result in a Level 2 measurement becoming a Level 3 measurement.

Level 3.  Inputs to the valuation methodology are unobservable for the asset or liability, significant to the fair value measurement and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair values are based upon the best information under the circumstances and may require significant management judgment or estimation.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Common stock:  Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds:  Reported at fair value based on quoted market price of the fund which represents the net asset value of the shares held by the fund at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

American Public University System Retirement Plan
Notes to Financial Statements

Note2.           Investments (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009.

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Large Cap Funds	$4,150,808	$-	$-	$4,150,808
Mid Cap Funds	2,509,501	-	-	2,509,501
Small Cap Funds	573,856	-	-	573,856
Blended Funds	5,537,787	-	-	5,537,787
International Funds	1,365,890	-	-	1,365,890
Bond Funds	1,373,893	-	-	1,373,893
Money Market Funds	915,884	-	-	915,884
Sector Funds	139,630	-	-	139,630
APEI Common stock	522,975	-	-	522,975
Total Assets at Fair Value	$17,090,225	$-	$-	$17,090,225

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Large Cap Funds	$2,780,110	$-	$-	$2,780,110
Mid Cap Funds	1,520,522	-	-	1,520,522
Small Cap Funds	407,743	-	-	407,743
Blended Funds	2,867,983	-	-	2,867,983
International Funds	1,059,015	-	-	1,059,015
Bond Funds	1,008,263	-	-	1,008,263
Money Market Funds	737,877	-	-	737,877
Sector Funds	121,238	-	-	121,238
APEI Common stock	260,951	-	-	260,951
Total Assets at Fair Value	$10,763,702	$-	$-	$10,763,702

The Plan’s mutual funds and common stock are publicly traded on the New York Stock Exchange and are considered Level 1 assets.

American Public University System Retirement Plan
Notes to Financial Statements

Note 3.                      Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 4.                 Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and terminate the Plan subject to the provisions of ERISA.

Note 5.                 Tax Status

Effective March 31, 2008, the Plan adopted a volume submitter form of a prototype plan sponsored by Fidelity Management Trust Company (Fidelity).  The prototype plan has received an opinion letter from the IRS as to the prototype plan’s qualified status.  The prototype plan opinion letter has been relied upon by this Plan.  The Plan has been amended since this date; however, the Plan Administrator believes the Plan is designed and is being operated in compliance with the applicable provisions of the Internal Revenue Code. In April 2010, the Plan applied for its own determination letter from the IRS.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan.  Management evaluated the Plan’s tax positions and concluded that the Plan has maintained its tax-exempt status and has taken no uncertain tax positions that require recognition or disclosure in the financial statements.  With a few exceptions, the Plan is no longer subject to income tax examinations by federal, state or local tax authorities for years before 2007.

Note 6.                 Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity.  Fidelity is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.  Administrative expenses paid by the Plan to Fidelity amounted to $1,963 for the year ended December 31, 2010.

The Plan allows participants to have up to 30% of their salary deferral contributions, as well as any employer contributions made during the year, invested in common stock of APEI.  The Plan Sponsor, which is the Company, is the subsidiary of APEI and therefore, these transactions qualify as party-in-interest.  Participants are not required to make investments in employer securities.

American Public University System Retirement Plan
Notes to Financial Statements

Note 7.                 Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2010 and 2009:

	2010	2009
Net assets available for benefits per the financial statements	$17,138,302	$10,804,017
Contributions receivable	(48,077)	(40,316)
Rounding	-	1
Net assets available for benefits per the Form 5500	$17,090,225	$10,763,702

The following is a reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2010:

Contributions per the financial statements	$4,962,269
Employer Contributions Receivable, 2010	(48,077)
Employer Contributions Receivable, 2009	40,316
Miscellaneous	16
Rounding	1
Contributions per the Form 5500	$4,954,525

Investment income per the financial statements	$2,001,093
Miscellaneous	(16)
Investment income per the Form 5500	$2,001,077

Note 8.                 Plan Amendments

On September 10, 2009, the Plan was amended to adopt a revised prototype plan that incorporates the revised provisions of the Economic Growth Tax Relief Reconciliation Act and Pension Protection Act.  In December 2009, the Plan was amended effective January 1, 2010, to limit the percentage of future contribution investment election selections into employer stock to 30%, to exclude from compensation the value of restricted stock or of a qualified or a non-qualified stock option granted to an employee, and to clarify that the amount of compensation used for purposes of determining the employer matching contribution is limited to compensation earned while the employee is eligible to participate in the Plan.

American Public University System Retirement Plan

Schedule Of Assets (Held At End Of Year)
Form 5500, Schedule H, Item 4i
December 31, 2010

Employer Identification Number: 01-0724370
Plan Number: 001

	(b)
(a)	Identity of Issuer, Borrower,	(c)	(d)	(e)
	Lessor, or Similar Party	Description	Cost **	Current Value

	Mutual funds:
*	Pimco Total Return Administrative	Mutual Fund		$705,944
*	Vanguard International Growth	Mutual Fund		411,189
*	Selected American Shares Fund	Mutual Fund		599,629
*	Invesco Van Kampen Growth and Income	Mutual Fund		52,799
*	Eaton Large Cap Value A	Mutual Fund		52,659
*	Vanguard Short Term Investment Grade	Mutual Fund		146,957
*	MFS Value R3	Mutual Fund		282,161
*	FID Puritan	Mutual Fund		394,409
*	FID Contrafund	Mutual Fund		975,046
*	FID Growth Company	Mutual Fund		1,140,591
*	FID Intermediate Bond	Mutual Fund		421,890
*	FID Value	Mutual Fund		479,415
*	FID OTC Portfolio	Mutual Fund		143,213
*	FID Leveraged CO Stock	Mutual Fund		328,449
*	FID Real Estate Investment	Mutual Fund		139,630
*	FID International Discovery	Mutual Fund		51,741
*	FID Blue Chip Growth	Mutual Fund		688,404
*	Fidelity Low Price Stock	Mutual Fund		587,078
*	FID Diversified International	Mutual Fund		902,960
*	FID Mid Cap Stock	Mutual Fund		1,003,667
*	FID Freedon Income	Mutual Fund		131,213
*	FID Freedom 2000	Mutual Fund		81,324
*	FID Freedom 2010	Mutual Fund		302,344
*	FID Freedom 2020	Mutual Fund		915,072
*	FID Freedom 2030	Mutual Fund		832,552
*	FID Small Cap Discovery	Mutual Fund		372,002
*	Fidelity Spartan Total Market Index	Mutual Fund		216,304

American Public University System Retirement Plan

Schedule Of Assets (Held At End Of Year)
Form 5500, Schedule H, Item 4i
December 31, 2010

Employer Identification Number: 01-0724370
Plan Number: 001

(b)
(a)	Identity of Issuer, Borrower,	(c)	(d)	(e)
	Lessor, or Similar Party	Description	Cost **	Current Value

*	Fidelity Spartan Extended Market Index	Mutual Fund	110,893
*	FID Freedom 2040	Mutual Fund	864,312
*	FID Total Bond	Mutual Fund	99,102
*	FID Freedom 2005	Mutual Fund	48,962
*	FID Freedom 2015	Mutual Fund	360,089
*	FID Freedom 2025	Mutual Fund	443,444
*	FID Freedom 2035	Mutual Fund	606,555
*	FID Small Cap Value	Mutual Fund	201,855
*	FID Freedom 2045	Mutual Fund	307,333
*	FID Freedom 2050	Mutual Fund	250,179
*	Fidelity Retirement Money Market	Mutual Fund	915,884

	Total Mutual Funds		16,567,250

*	American Public Education Inc.	Common Stock	522,975
	Total Investments		$17,090,225

	* Party-in-interest.
	** Historical cost information is not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN PUBLIC UNIVERSITY
SYSTEM RETIREMENT PLAN

Dated: June 29, 2011	By:	/s/ Harry T. Wilkins
	Name:	Harry T. Wilkins
	Title:	Executive Vice President and
Chief Financial Officer of American
Public Education, Inc.

EXHIBITS

Exhibit
Number	Description of Exhibit

23.1	Consent of McGladrey & Pullen LLP, Independent Registered Public Accounting Firm